PFIZER INC.

235 East 42nd Street

New York, New York 10017

September 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mellissa Campbell Duru

Re:	Pfizer Inc.
Registration Statement filed on Form S-4
File No. 333-206758
Filed September 3, 2015

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pfizer Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 3:00 p.m. EST on Friday, September 25, 2015, or as soon thereafter as practicable.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (“the Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 with any questions you may have concerning this request. In addition, please notify Ms. Kanter when this request for acceleration has been granted.

Very truly yours,

/s/ Margaret M. Madden

Margaret M. Madden

Vice President and Corporate Secretary,

Chief Counsel – Corporate Governance

cc:	Skadden, Arps, Slate, Meagher & Flom LLP